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Supplemental Information
Second Quarter *2009* Earnings Call

Reconciliation of GAAP to Adjusted Net Income (Loss)

($ in millions except Shares and per share data)

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
GAAP Net Loss	$ (14.4)	$ (75.9)
Shares (in 000's)	35,836	35,231
Earnings (Loss) per share	$ (0.40)	$ (2.15)
GAAP Net Loss	$ (14.4)	$ (75.9)
Restructuring, net of tax	13.1	27.6
Non-cash co-investment charges, net of tax	12.7	37.2
Adjusted Net Income (Loss)	$ 11.4	$ (11.1)
Shares (in 000's)	37,652	35,231
Adjusted Earnings (Loss) per share	$ 0.30	$ (0.31)

Note: Dilutive shares outstanding are used in the calculation of quarter-to-date adjusted EPS. Basic shares outstanding are used in the calculations of quarter-to-date GAAP EPS and year-to-date GAAP and adjusted EPS, as use of dilutive shares outstanding in those calculations would be anti-dilutive.

JONES LANG LASALLE®

Q2 2009 Adjusted EBITDA* Performance

($ in millions)



* Refer to page 19 for Reconciliation of GAAP Net (Loss) Income to EBITDA and adjusted EBITDA for the three months ended June 30, 2009 and 2008 for details relative to these adjusted EBITDA calculations. Segment adjusted EBITDA is calculated by adding the segment's Depreciation and amortization and non-cash co-investment charges to its reported Operating (loss) income, which excludes Restructuring charges.

JONES LANG
LASALLE®

2009 Seasonal Adjusted EBITDA* Improvement

($ in millions)



$11.4
$31.2
Q1
Q2
Americas
($15.9)
$5.1
Q1
Q2
EMEA
($0.7)
$5.7
Q1
Q2
Asia Pacific
$16.1
$7.8
Q1
Q2
LIM

$10.9
$49.3
Q1
Q2
Consolidated

* Refer to page 19 for Reconciliation of GAAP Net Loss to EBITDA and adjusted EBITDA for three months ended June 30, 2009 and for details relative to the calculations of Q2 adjusted EBITDA. Q1 adjusted EBITDA was calculated on a similar basis from the results for the three months ended March 31, 2009. Segment adjusted EBITDA is calculated by adding the segment's Depreciation and amortization and non-cash co-investment charges to its reported Operating (loss) income, which excludes Restructuring charges. Consolidated adjusted EBITDA for Q1 and Q2 2009 also exclude $28.9M and $14.9M, respectively, of non-cash co-investment charges.

Jones Lang LaSalle®

Q2 2009 Revenue Performance

($ in millions; "LC"=Local Currency)



Note: Equity losses of $19.2M in 2009 and equity earnings of $1.0M in 2008 are included in segment results, however, are excluded from Consolidated totals.

2009 Seasonal Revenue Improvement

($ in millions)



Q2 2009 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)





Q2 2009 Leasing Revenue

($ in millions; "LC"=Local Currency)





Q2 2009 Management Services Revenue

($ in millions; "LC"=Local Currency)





Q2 2009 LaSalle Investment Management Revenue

($ in millions; "LC"=Local Currency)



	Advisory Fees	Transaction & Incentive Fees	Equity Earnings (Losses)
↓	11% in LC	79% in LC	
2008	$72.6	$19.2	$0.9
2009	$59.4	$4.3	($17.5)
	(18%)	(78%)	n.m.



Consolidated

↓ 44% in LC

- 2008: $92.7
- 2009: $46.2
- (50%)

Notes:

- LIM Q2 2009 Impairment charges of $14.3M included in Equity (Losses)

- LIM Q2 2008 Impairment charges of $0.6M included in Equity Earnings

- n.m. – not meaningful

JONES LANG LASALLE®

Aggressive Actions Improve Balance Sheet Position

Reduced 1st half cash spend before historically strong 2nd half

	2009	2008	
	Jan - Jun	Jan - Jun	Jul - Dec
($ in millions)			
Operating Activities			
Adjusted EBITDA [1]	$60	$77	$205
Less: Restructuring	(32)	-	(30)
Less: Interest Expense & Income Taxes	(14)	(15)	(44)
Less: Working Capital & Other	(100)	(235)	75
Net Cash from/(used in) Operations	**($86)**	**($173)**	**$206**
Primary Uses of Cash			
Capital Expenses [2]	(21)	(51)	(53)
Acquisitions & Deferred Payment Obligations	(10)	(168)	(181)
Co-Investment	(19)	(24)	(18)
Dividends	(4)	(17)	(9)
Net Cash Outflows	**(54)**	**(260)**	**(261)**
Net Share Issuance & Other Financing	211	12	11
Net Debt Repayment/(Borrowing)	**$71**	**($421)**	**(44)**

Seasonal operating performance historically stronger in second half

Aggressive receivable collection and lower incentive compensation payments reduced working capital needs in H1 2009 vs. H1 2008

Reduced H1 2009 cash spend in all categories

Equity issuance & Debt reduction

Key Covenant Ratios as of June 30, 2009			
Leverage Calculation:		**Interest Coverage Calculation:**	
Bank-defined Indebtedness	$804	Bank-Defined EBITDA + Rents	$436
Bank-defined EBITDA	$334	Cash Interest + Rents	$132
Leverage Ratio	**2.41x**	**Interest Coverage Ratio**	**3.31x**
Maximum	*3.75x*	*Minimum*	*2.00x*

[1] Refer to page 19 for adjustments made to EBITDA

[2] 2009 YTD capital expenditures net of tenant improvement allowances received were $16 million

JONES LANG LASALLE

Appendix

YTD 2009 Adjusted EBITDA* Performance

($ in millions)



* Refer to page 19 for Reconciliation of GAAP Net (Loss) Income to EBITDA and adjusted EBITDA for the six months ended June 30, 2009 and 2008. Segment adjusted EBITDA is calculated by adding the segment's Depreciation and amortization and non-cash co-investment charges to its reported Operating (loss) income, which excludes Restructuring charges.

YTD 2009 Revenue Performance

($ in millions; "LC"=Local Currency)



Note: Equity losses of $51.2M in 2009 and $1.2M in 2008 are included in segment results, however, are excluded from Consolidated totals.

YTD 2009 Capital Markets and Hotels Revenue

($ in millions; "LC"=Local Currency)





YTD 2009 Leasing Revenue

($ in millions; "LC"=Local Currency)





YTD 2009 Management Services Revenue

($ in millions; “LC”=Local Currency)





22% in LC
14%
$253.1
$288.3
2008
2009

Property Management, Facility Management and Other

8% in LC
(15%)
$161.0
$137.1
2008
2009

Project & Development Services

11% in LC
3%
$414.1
$425.4
2008
2009

Management Services

JONES LANG LASALLE

YTD 2009 LaSalle Investment Management Revenue

($ in millions; "LC"=Local Currency)





Notes:

- LIM YTD 2009 Impairment charges of $42.9M included in Equity Losses

- LIM YTD 2008 Impairment charges of $0.6M included in Equity Losses

- n.m. – not meaningful

Reconciliation of GAAP Net (Loss) Income to EBITDA and Adjusted EBITDA

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net (loss) income	$ (14.4)	$ 24.5	$ (75.9)	$ 27.4
Add (deduct):				
Interest expense, net of interest income	14.5	3.6	27.3	4.7
(Benefit) Provision for income taxes	(2.5)	9.0	(13.3)	10.1
Depreciation and amortization	21.4	18.3	45.9	34.7
EBITDA	$ 19.0	$ 55.3	$ (16.0)	$ 76.9
Non-cash co-investment charges	14.9	-	43.8	-
Restructuring	15.4	-	32.4	-
Adjusted EBITDA	$ 49.3	$ 55.3	$ 60.2	$ 76.9

JONES LANG LASALLE®